Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K ) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
  N e w s  R e l e a s e

Investor Contacts:
Suresh Kumar	Lim Li Chuen
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	lclim@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Celestine Lim
(1) 408.941.1185	(65) 6850.6123
tiffanys@charteredsemi.com	celestinelim@charteredsemi.com
All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.
In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.
CHARTERED REPORTS RESULTS FOR SECOND QUARTER 2008
•	Chartered revenues of $457.6 million in 2Q 2008, up 41.1 percent from 2Q 2007 and up 17.9 percent sequentially. Revenues including Chartered’s share of SMP of $482.5 million, up 36.7 percent from 2Q 2007 and up 16.5 percent sequentially.

•	Net income of $43.4 million, which included a tax benefit of $49.5 million, compared to net loss of $25.3 million in 2Q 2007 and net income of $2.4 million in the previous quarter.
SINGAPORE — July 25, 2008 — Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced its results for second quarter 2008.

“Chartered revenues in the second quarter of 2008 were up 18 percent and revenues including our share of SMP were up 17 percent compared to the previous quarter, in line with the guidance we provided on June 10, 2008. Revenues from 0.13-micron and below technologies, including those from 65 nanometer (nm), accounted for 49 percent of our total business base revenues. Revenues from 65nm alone, including both SOI and bulk technologies, grew approximately 50 percent sequentially and represented 13 percent of our total business base revenues. We ended the quarter with a net income of approximately $43 million, which included a tax benefit of $50 million,” said George Thomas, senior vice president and CFO of Chartered.
Summary of Second Quarter 2008 Performance
•	Revenues were $457.6 million in second quarter 2008, including $41.1 million from the recently acquired Fab 3E. Revenues in second quarter 2008 were up 41.1 percent from $324.3 million in second quarter 2007. Revenues including Chartered’s share of SMP were $482.5 million, up 36.7 percent from $353.0 million in the year-ago quarter, primarily due to strength in the communications sector and to a lesser extent the consumer sector, partially offset by weakness in the computer sector. Sequentially, revenues were up 17.9 percent compared to $388.2 million in first quarter 2008. Revenues including Chartered’s share of SMP were up 16.5 percent from $414.1 million in first quarter 2008, primarily due to strength in the communications sector and to a lesser extent the consumer and computer sectors. Excluding Fab 3E, revenues in second quarter 2008 were up 7.3 percent and revenues including Chartered’s share of SMP were up 6.6 percent sequentially.

•	Gross profit was $69.9 million, or 15.3 percent of revenues, compared to a gross profit of $60.2 million, or 18.6 percent of revenues in the year-ago quarter and compared to 8.1 percent sequentially from $64.6 million, or 16.6 percent of revenues in first quarter 2008, primarily due to higher revenues resulting from higher shipments and lower cost per wafer resulting from higher production volumes over which fixed costs are allocated, partially offset by lower selling prices.

•	Other revenue which primarily relates to rental income from SMP (Fab 5) was $2.7 million, down 51.5 percent from $5.6 million in the year-ago quarter and similarly down compared to the previous quarter, due to the renewal of the lease with SMP. The rental charged to SMP is arrived at based on the terms of the original joint venture agreement, which is a function of recovering the cost of the building and facility machinery and equipment over the period of the joint venture agreement. The lower rental starting from second quarter 2008 reflects Chartered’s recovery of the majority of these costs over the initial 10 years of the joint venture.

•	Research and development (R&D) expenses were $42.8 million, an increase of 11.3 percent from the year-ago quarter, primarily due to higher development activities related to the advanced 45nm technology node and higher payroll-related expenses. Compared to the previous quarter, R&D expenses were down 5.7 percent from $45.4 million, primarily due to lower cost of development activities related to the advanced 45nm technology node.

•	Sales and marketing expenses were $17.8 million, up 33.5 percent compared to $13.4 million in the year-ago quarter, primarily due to higher payroll-related expenses and higher financial support for pre-contract customer design validation activities.

•	General and administrative (G&A) expenses were $11.2 million, up 15.3 percent compared to $9.7 million in the year-ago quarter, primarily due to higher payroll-related expenses.

•	Equity in income of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was $9.6 million compared to $10.2 million in the year-ago quarter, primarily due to lower revenues resulting from lower shipments.

•	Net interest expense was $14.2 million, compared to $8.7 million in the year-ago quarter and $10.6 million is the previous quarter, primarily due to higher interest expense resulting from higher outstanding debt and to a lesser extent lower interest income arising from lower interest rates and lower interest capitalization associated with the ramp of Fab 7.

•	Net income for Chartered’s consolidated joint venture fab, Chartered Silicon Partners (CSP or Fab 6), was $4.3 million in second quarter 2008. Due to CSP’s cumulative losses, the obligation of its minority shareholders was reduced to zero in first quarter 2003 and none of its losses from that point forward have been allocated to the minority shareholders. When CSP subsequently becomes profitable, the profits applicable to the minority shareholders are taken to the consolidated statements of operations until the minority shareholders’ share of losses previously taken to the consolidated statement of operations is fully recovered. As such, all of CSP’s $4.3 million income in second quarter 2008 was taken to Chartered’s consolidated statement of operations. At the end of second quarter 2008, CSP’s shareholders’ deficit was $418.1 million.

•	Net income was $43.4 million, or 9.5 percent of revenues, compared to a net loss of $25.3 million, or negative 7.8 percent of revenues in the year-ago quarter and a net income of $2.4 million or 0.6 percent of revenues in the previous quarter.

Net income includes a tax benefit of $49.5 million, of which $48.7 million resulted from a retroactive change of tax status for Fab 7 from “pioneer” to “non-pioneer.” The tax benefit of $48.7 million arose primarily from the carry forward of prior years’ wear and tear allowances on plant and machinery and tax losses, net of valuation allowance. This amount includes $10.2 million which was used to offset tax paid or incurred by the company in prior years, with the balance being recognized as an offset against future tax liabilities. The future tax liabilities are based on Chartered’s projection of future taxable income which is contingent upon future market conditions. Net loss before tax in second quarter 2008 was $6.1 million.

•	Basic earnings per American Depositary Share (ADS) and basic earnings per share in second quarter 2008 were $0.16 and $0.02 respectively, compared with basic loss per ADS and basic loss per share of ($0.11) and ($0.01) respectively in second quarter 2007. Diluted earnings per ADS and diluted earnings per share in second quarter 2008 were $0.15 and $0.02 respectively, compared with diluted loss per ADS and diluted loss per share of ($0.11) and ($0.01) respectively in second quarter 2007.
Wafer Shipments and Average Selling Prices (eight-inch equivalent)
•	Shipments in second quarter 2008 were 517.3 thousand wafers, an increase of 49.8 percent compared to 345.2 thousand wafers in second quarter 2007. Shipments in second quarter 2008 increased by 21.8 percent compared to 424.8 thousand wafers shipped in first quarter 2008. Shipments including Chartered’s share of SMP were 548.5 thousand wafers, an increase of 43.7 percent compared to 381.6 thousand wafers in second quarter 2007. Shipments including Chartered’s share of SMP in second quarter 2008 increased by 20.0 percent compared to 457.2 thousand wafers shipped in first quarter 2008.

•	ASP was $864 per wafer in second quarter 2008, compared to $892 per wafer in first quarter 2008. ASP including Chartered’s share of SMP was $860 per wafer in second quarter 2008 compared to $885 per wafer in first quarter 2008.
Capacity and Utilization
Capacity utilization in second quarter 2008 was 88 percent compared to 79 percent in the year-ago quarter, and 86 percent in first quarter 2008. Total capacity in second quarter 2008 was up approximately 17 percent sequentially, primarily due to the acquisition of Fab 3E which was completed at the end of first quarter 2008. Capacity utilization is based on total shipments and total capacity, both of which include Chartered’s share of SMP.

Utilization Table
Data including Chartered’s share of SMP

Thousand 8” equivalent wafers	2Q 2007	3Q 2007	4Q 2007	1Q 2008	2Q 2008
Total wafers shipped	381.6	426.1	415.5	457.2	548.5
Total capacity	483.0	502.2	512.4	534.4	624.8
Utilization	79%	85%	81%	86%	88%
Capacity by Fab

(Thousand 8” equivalent wafers)	2Q 2007	3Q 2007	4Q 2007	1Q 2008	2Q 2008	Est. 3Q 2008
Fab 2	153.8	155.5	155.5	153.8	153.8	155.5
Fab 3	70.3	70.4	70.4	74.8	80.4	90.3
Fab 3E (a)	—	—	—	—	74.3	75.1
Fab 5 (Chartered’s share)	34.9	35.3	35.3	35.5	35.5	35.9
Fab 6	115.8	117.0	120.0	120.2	126.2	127.4
Fab 7	108.2	124.0	131.2	150.1	154.6	177.9
Total	483.0	502.2	512.4	534.4	624.8	662.1

(a)	Eight-inch wafer fabrication facility acquired in March 2008.
Market Dynamics
The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.
Breakdown by Market Sector
Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2007	3Q 2007	4Q 2007	1Q 2008	2Q 2008
Communications	42%	40%	46%	48%	48%
Computer	31%	26%	20%	18%	17%
Consumer	24%	31%	31%	31%	30%
Other	3%	3%	3%	3%	5%
Total	100%	100%	100%	100%	100%
Breakdown by Region
Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2007	3Q 2007	4Q 2007	1Q 2008	2Q 2008
Americas	67%	63%	68%	66%	58%
Europe	9%	9%	9%	9%	9%
Asia-Pacific	22%	27%	23%	25%	24%
Japan	2%	1%	—	—	9%
Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2007	3Q 2007	4Q 2007	1Q 2008	2Q 2008
0.065 and below	6%	12%	13%	10%	13%
Up to 0.09	11%	6%	4%	7%	4%
Up to 0.13	33%	33%	31%	34%	32%
Up to 0.15	1%	—	—	—	—
Up to 0.18	14%	16%	16%	15%	21%
Up to 0.25	11%	12%	13%	14%	14%
Up to 0.35	14%	13%	14%	12%	10%
Above 0.35	10%	8%	9%	8%	6%
Total	100%	100%	100%	100%	100%
Review and Outlook
“Between the second half of the year 2007 and the first half of the year 2008, we posted revenue growth of approximately 20 percent at the Chartered level and approximately 18 percent including our share of SMP revenues. If we exclude the Fab 3E revenues from the second quarter of 2008, this growth translates to approximately 14 percent and approximately 13 percent respectively, compared to the foundry industry which was roughly flat during the same period. After this significant growth, we are now seeing growth moderating into the third quarter, and we expect Chartered revenues and revenues including our share of SMP to grow approximately four percent and three percent respectively,” said Thomas.
“Despite the moderate overall revenue growth, we are seeing healthy momentum at the leading edge as we ramp our 65nm programs. Revenues from 65nm alone are expected to grow around 43 percent sequentially and represent approximately 18 percent of our total business base revenues. Revenues from 0.13-micron and below technologies, including those from 65nm, are expected to grow approximately 16 percent sequentially and account for approximately 55 percent of our total business base revenues. Growth in these technology nodes is expected to be partly offset by the decline in revenues from 0.18, 0.25 and 0.35-micron technology nodes. After comprehending an approximately six percent sequential increase in capacity, we expect utilization in the third quarter to be approximately 84 percent. Primarily due to the expected cost impact of approximately $11 million resulting from lower wafer starts during the quarter, higher depreciation of approximately $9 million due to Fab 7 ramp up, and the absence of non-operating gains which we had in previous quarters, we expect to post a net loss of approximately $29 million for the third quarter.”

The outlook for third quarter 2008 is as follows:

	2Q 2008	3Q 2008 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$457.6M	$475M, ± $6M	Up 2% to Up 5%
Revenues including Chartered’s share of SMP	$482.5M	$497M, ± $7M	Up 2% to Up 4%
ASP (b)	$864	$880, ± $20	Flat to Up 4%
ASP including Chartered’s share of SMP (b)	$860	$874, ± $25	Down 1% to Up 5%
Utilization	88%	84%, ± 3%	—
Gross profit	$69.9M	$50M, ± $6M	—
Net income (loss)	$43.4M	($29M), ± $5M	—
Basic earnings (loss) per ADS (c)	$0.16	($0.12), ± $0.02	—

(b)	Eight-inch equivalent wafers.

(c)	Basic earnings (loss) per ADS is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares, projected to be approximately $2.5 million in third quarter 2008.
CEO Closing Comments
“We expect margin pressure to continue in the near term as we are moving away from the impact of unfavorable work-in-progress build-up in this and the prior quarter, to that of dealing with the challenges of rising input costs. Crude oil price increases, a weaker US dollar and input cost increases in items such as chemicals, process gases and supplies are nullifying the results of our cost reduction and productivity improvement efforts. Specifically, we expect a substantial increase in our energy cost in the fourth quarter due to the expiry of our long-term fixed rate contract for power supply. Due to the unprecedented situation and limited opportunities to offset such increases through internal cost reduction measures in the near term, we have initiated discussions with our customers to share the cost increases,” said Chia Song Hwee, president & CEO of Chartered.
“Though we have not seen any broad-based reduction in our customer demand, we continue to be cautious about the worsening economic situation as we manage our business. However, we are not losing sight of the longer-term opportunities ahead of us, and we are at a point where we can no longer defer enabling 45nm capacity. An additional cash-flow based capital expenditure of $160 million for the year is required to support our early customers at 45nm in 2009 as well as for rebalancing the mix between 65nm and 45nm. As we further ramp our 65nm programs and execute on our 45nm offering and production ramp, we are addressing the margin challenges internally as well as in collaboration with our customers and suppliers in order to improve our financial performance,” concluded Chia.
Webcast Conference Call Today
Chartered will be discussing its second quarter 2008 and third quarter 2008 outlook on a conference call today, July 25, 2008, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, Thursday, July 24, 2008). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.
Mid-Quarter Guidance
The Company provides a guidance update midway through each quarter. For third quarter 2008, the Company anticipates issuing its mid-quarter guidance update, via news release, on Wednesday, September 10, 2008, Singapore time.

APPENDIX A
US GAAP Reconciliation Table
In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

	2Q 2007	1Q 2008	2Q 2008	3Q 2008 Guidance
	Actual	Actual	Actual	Midpoint
Revenues (d)	$324.3M	$388.2M	$457.6M	$475M
Chartered’s share of SMP revenues	$28.7M	$25.9M	$24.9M	$22M
Revenues including Chartered’s share of SMP	$353.0M	$414.1M	$482.5M	$497M
ASP (e)	$908	$892	$864	$880
ASP of Chartered’s share of SMP revenues (e)	$788	$799	$800	$770
ASP including Chartered’s share of SMP (e)	$896	$885	$860	$874

(d)	Determined in accordance with US GAAP.

(e)	Eight-inch equivalent wafers.

Breakdown by Market Sector
Revenues (US GAAP) (Percentage of Total)

	2Q 2007	3Q 2007	4Q 2007	1Q 2008	2Q 2008
Communications	41%	40%	47%	48%	50%
Computer	30%	24%	18%	16%	14%
Consumer	26%	33%	32%	33%	31%
Other	3%	3%	3%	3%	5%
Total	100%	100%	100%	100%	100%
Chartered’s share of SMP revenues (Percentage of Total)

	2Q 2007	3Q 2007	4Q 2007	1Q 2008	2Q 2008
Communications	54%	42%	44%	39%	28%
Computer	42%	53%	50%	46%	59%
Consumer	3%	4%	4%	12%	12%
Other	1%	1%	2%	3%	1%
Total	100%	100%	100%	100%	100%
Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2007	3Q 2007	4Q 2007	1Q 2008	2Q 2008
Communications	42%	40%	46%	48%	48%
Computer	31%	26%	20%	18%	17%
Consumer	24%	31%	31%	31%	30%
Other	3%	3%	3%	3%	5%
Total	100%	100%	100%	100%	100%
Breakdown by Region
Revenues (US GAAP) (Percentage of Total)

	2Q 2007	3Q 2007	4Q 2007	1Q 2008	2Q 2008
Americas	71%	67%	70%	68%	61%
Europe	9%	9%	9%	9%	8%
Asia-Pacific	19%	24%	21%	23%	22%
Japan	1%	—	—	—	9%
Total	100%	100%	100%	100%	100%
Chartered’s share of SMP Revenues (Percentage of Total)

	2Q 2007	3Q 2007	4Q 2007	1Q 2008	2Q 2008
Americas	30%	23%	27%	27%	17%
Europe	9%	7%	13%	13%	13%
Asia-Pacific	56%	65%	58%	56%	66%
Japan	5%	5%	2%	4%	4%
Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2007	3Q 2007	4Q 2007	1Q 2008	2Q 2008
Americas	67%	63%	68%	66%	58%
Europe	9%	9%	9%	9%	9%
Asia-Pacific	22%	27%	23%	25%	24%
Japan	2%	1%	—	—	9%
Total	100%	100%	100%	100%	100%
Breakdown by Technology (micron)
Revenues (US GAAP) (Percentage of Total)

	2Q 2007	3Q 2007	4Q 2007	1Q 2008	2Q 2008
0.065 and below	7%	13%	14%	11%	14%
Up to 0.09	12%	6%	4%	7%	4%
Up to 0.13	36%	35%	34%	37%	34%
Up to 0.15	—	—	—	—	—
Up to 0.18	8%	10%	11%	10%	17%
Up to 0.25	12%	13%	13%	15%	14%
Up to 0.35	15%	14%	15%	12%	10%
Above 0.35	10%	9%	9%	8%	7%
Total	100%	100%	100%	100%	100%
Chartered’s share of SMP Revenues (Percentage of Total)

	2Q 2007	3Q 2007	4Q 2007	1Q 2008	2Q 2008
0.065 and below	—	—	—	—	—
Up to 0.09	—	—	—	—	—
Up to 0.13	—	—	—	—	—
Up to 0.15	14%	3%	2%	—	—
Up to 0.18	77%	92%	86%	89%	99%
Up to 0.25	6%	2%	8%	6%	1%
Up to 0.35	3%	3%	4%	5%	—
Above 0.35	—	—	—	—	—
Total	100%	100%	100%	100%	100%
Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2007	3Q 2007	4Q 2007	1Q 2008	2Q 2008
0.065 and below	6%	12%	13%	10%	13%
Up to 0.09	11%	6%	4%	7%	4%
Up to 0.13	33%	33%	31%	34%	32%
Up to 0.15	1%	—	—	—	—
Up to 0.18	14%	16%	16%	15%	21%
Up to 0.25	11%	12%	13%	14%	14%
Up to 0.35	14%	13%	14%	12%	10%
Above 0.35	10%	8%	9%	8%	6%
Total	100%	100%	100%	100%	100%

About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the third quarter of 2008; projected revenues and average selling prices (including Chartered’s share of SMP), utilization rate, gross profit, net loss and loss per ADS; the revenue contribution from 0.13-micron and below technologies including those from 65nm as a percentage of our total business base revenues, our estimated wafer capacity in third quarter of 2008, the expected cost impact from lower wafer starts during the quarter, higher depreciation due to Fab 7 ramp up and the additional capital expenditure to support our early customers at 45nm and to rebalance the mix between 65nm and 45nm, reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in the demands from our major customers, manufacturing capacity constraints, excess inventory, life cycle, market outlook and trends for specific products; subprime mortgage issue and the slow down in the economic conditions in the United States as well as globally; demand and supply outlook in the semiconductor market; competition from other foundries and pricing pressures; products mix; unforeseen delays, interruptions, performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; the successful integration of Fab 3E operations into our operations; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and the other joint development partners); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2007 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2008	2007	2008

Net revenue	$324,292	$457,562	$648,088	$845,792
Cost of revenue	264,128	387,711	516,146	711,339

Gross profit	60,164	69,851	131,942	134,453

Other revenue	5,590	2,710	11,212	8,320

Operating expenses:
Research and development	38,511	42,845	76,081	88,290
Sales and marketing	13,357	17,836	27,602	35,428
General and administrative	9,680	11,164	19,596	21,958
Other operating expenses, net	2,388	1,268	7,170	3,752

Total operating expenses	63,936	73,113	130,449	149,428

Equity in income of associated companies, net	10,110	9,458	16,207	19,251
Other income (loss)	810	(787)	(241)	9,723
Interest expense, net	(8,695)	(14,244)	(16,765)	(24,821)

Income (loss) before income taxes	4,043	(6,125)	11,906	(2,502)
Income tax expense (benefit)	29,310	(49,542)	30,847	(48,310)

Net income (loss)	(25,267)	43,417	(18,941)	45,808

Less: Accretion to redemption value of convertible redeemable preference shares	2,404	2,498	4,785	4,973

Net income (loss) available to ordinary shareholders	$(27,671)	$40,919	$(23,726)	$40,835

Net earnings (loss) per ordinary share and ADS

Basic net earnings (loss) per ordinary share	$(0.01)	$0.02	$(0.01)	$0.02
Diluted net earnings (loss) per ordinary share	$(0.01)	$0.02	$(0.01)	$0.02

Basic net earnings (loss) per ADS	$(0.11)	$0.16	$(0.09)	$0.16
Diluted net earnings (loss) per ADS	$(0.11)	$0.15	$(0.09)	$0.16

Number of ordinary shares (in millions) used in computing:
Basic net earnings (loss) per ordinary share	2,538.2	2,540.8	2,537.5	2,540.4
Effect of dilutive securities	—	326.1	—	325.8

Diluted net earnings (loss) per ordinary share	2,538.2	2,866.9	2,537.5	2,866.2

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	253.8	254.1	253.8	254.0
Effect of dilutive securities	—	32.6	—	32.6

Diluted net earnings (loss) per ADS	253.8	286.7	253.8	286.6

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	As of

	December 31,	June 30,
	2007	2008
		(Unaudited)
ASSETS

Cash and cash equivalents	$743,173	$516,597
Restricted cash	45,092	71,783
Marketable securities	2,822	1,481
Receivables, net	237,312	294,557
Inventories	213,524	224,845
Other investments	89,290	45,854
Other current assets	22,520	24,774

Total current assets	1,353,733	1,179,891

Investment in associated companies	30,112	38,609
Technology licenses, net	62,699	59,501
Property, plant and equipment, net	2,463,789	2,757,416
Other non-current assets	115,228	100,704

Total assets	$4,025,561	$4,136,121

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$212,618	$278,856
Short-term debt	270,000	50,000
Current installments of long-term debt and capital lease obligations	78,663	149,104
Other current liabilities	114,630	115,895

Total current liabilities	675,911	593,855

Long-term debt and capital lease obligations, excluding current installments	1,499,917	1,634,254
Other non-current liabilities	52,747	62,461

Total liabilities	2,228,575	2,290,570

Convertible redeemable preference shares	255,837	260,810

Shareholders’ equity	1,541,149	1,584,741

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$4,025,561	$4,136,121

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	For The Six Months Ended

	June 30,	June 30,
	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$(18,941)	$45,808
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in income of associated companies, net	(16,207)	(19,251)
Cash dividends received from associated companies	13,654	18,885
Depreciation and amortization	242,611	280,061
Foreign exchange loss, net	129	1,118
Gain on disposal of property, plant and equipment	(783)	(212)
Others, net	5,039	(29,744)
Changes in assets and liabilities:
Receivables	33,158	21,385
Inventories	(27,105)	5,992
Other assets	(205)	(7,875)
Payables and other liabilities	(4,538)	(8,596)

Net cash provided by operating activities	226,812	307,571

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(455,851)	(275,198)
Payments for technology licenses	(4,362)	(6,804)
Purchase of a subsidiary, net of cash acquired	—	(237,072)
Refund of deposits placed with a vendor	11	842
Proceeds from sale of property, plant and equipment	4,692	7,519
Proceeds from redemption of other investments	—	42,359
Purchase of an associated company	(1,216)	(8,041)
Return of capital from associated companies	4,900	—
Others, net	37	(465)

Net cash used in investing activities	(451,789)	(476,860)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Borrowings	146,115	280,140
Repayments	(86,750)	(307,013)
Capital lease payments	(1,990)	(2,540)
Refund of customer deposits	(10,550)	(5,609)
Issuance of ordinary shares	1,841	639
(Increase) decrease in cash restricted for debt repayments	32	(26,691)
Others, net	(900)	—

Net cash provided by (used in) financing activities	47,798	(61,074)

Effect of exchange rate changes on cash and cash equivalents	110	3,787
Net decrease in cash and cash equivalents	(177,069)	(226,576)
Cash and cash equivalents at the beginning of the period	718,982	743,173

Cash and cash equivalents at the end of the period	$541,913	$516,597